UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

INFORMATION TO BE INCLUDED ON STATEMENTS FILLED PURSUANT TO RULE
  13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2A

                         FINAL AMENDMENT


                         RES-CARE, INC.
_________________________________________________________________
                        (Name of Issuer)


                          COMMON STOCK
_________________________________________________________________
                 (Title of Class of Securities)


                            760943100
_________________________________________________________________
                         (CUSIP Number)

                        Alan K. MacDonald
                   Brown, Todd & Heyburn PLLC
               400 West Market Street, 32nd Floor
                Louisville, Kentucky  40202-3363
                         (502) 589-5400
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 29, 2000
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[   ]

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Section 240.13e-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON

     Ronald G. Geary

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   ( x  )


3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5.   CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e).

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

Number of Shares
Beneficially Owned By
Each Reporting Person
With

             7.   SOLE VOTING POWER........................1,384,244
             8.   SHARED VOTING POWER............................. 0
             9.   SOLE DISPOSITIVE POWER...................1,384,244
             10.  SHARED DISPOSITIVE POWER.....................2,510

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,389,554


12.   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
SHARES*
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

14.  TYPE OF REPORTING PERSON*

     IN

1.   NAME OF REPORTING PERSON

     Jeffrey M. Cross

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   ( x  )

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5.   CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e).    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

Number of Shares
Beneficially
Owned By Each
Reporting Person
With
        7.   SOLE VOTING POWER........................1,384,244
        8.   SHARED VOTING POWER..............................0
        9.   SOLE DISPOSITIVE POWER.....................144,504
        10.  SHARED DISPOSITIVE POWER.........................0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     144,504

12.   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
SHARES*
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .7%

14.  TYPE OF REPORTING PERSON*

     IN

1.   NAME OF REPORTING PERSON

     E. Halsey Sandford

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   ( x  )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5.   CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e).    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

Number of Shares
Beneficially
Owned By Each
Reporting Person
With
             7.   SOLE VOTING POWER......................143,714
             8.   SHARED VOTING POWER..........................0
             9.   SOLE DISPOSITIVE POWER.................143,714
             10.  SHARED DISPOSITIVE POWER.....................0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     143,714

12.  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     SHARES*
     [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .6%

14.  TYPE OF REPORTING PERSON*

     IN

1.   NAME OF REPORTING PERSON

     Paul G. Dunn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   ( x  )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5.   CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e).    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Canada; resident alien of the United States

Number of Shares
Beneficially
Owned By Each
Reporting Person
With
             7.   SOLE VOTING POWER....................  119,980
             8.   SHARED VOTING POWER....................  1,300
             9.   SOLE DISPOSITIVE POWER...............  119,980
             10.  SHARED DISPOSITIVE POWER...............  1,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     121,280

12.  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     SHARES*
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .5%

14.  TYPE OF REPORTING PERSON*

     IN

1.   NAME OF REPORTING PERSON

     Ralph G. Gronefeld, Jr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   ( x  )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5.   CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e).    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


Number of Shares
Beneficially
Owned By Each
Reporting Person
With
             7.   SOLE VOTING POWER.........................15,150
             8.   SHARED VOTING POWER............................0
             9.   SOLE DISPOSITIVE POWER....................15,150
             10.  SHARED DISPOSITIVE POWER.....................467

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,317

12.  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     SHARES*
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14.  TYPE OF REPORTING PERSON*

     IN


Introduction

      The Introduction of the Schedule 13D is hereby amended as follows:

      RWD Holdings and Res-Care have terminated their obligations to enter into the Merger Agreement. As a result of the termination of the Merger Agreement, the Voting Agreements entered into by Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn, Ralph G. Gronefeld, Jr., James R. Fornear, Margaret H. Fornear, and Vincent D. Pettinelli have been terminated and the parties to the Voting Agreements are no longer obligated to vote their respective shares of Common Stock in favor of the Merger Agreement.

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

      This amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on April 12, 2000 (the "Schedule 13D") by the Management Group, with respect to the shares of common stock, no par value (the "Common Stock") of Res-Care, Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

      All capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 2.   Identity and Background.

     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

     Not Applicable

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

     Not Applicable

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

      (a) - (b) On June 29, 2000, the Issuer, RWD Holdings and Redwood Acquisition, Inc. agreed to terminate the Merger Agreement, by mutual consent pursuant to the Termination Agreement (the "Termination Agreement"). By virtue of the termination of the Merger Agreement, the Voting Agreements terminated simultaneously.

      The description herein of the Termination Agreement is qualified in its entirety by reference to the Termination
Agreement,  which  is incorporated herein by  reference  to  Res-
Care's Current Report on Form 8-K dated June 29, 2000.

Item 5.  Interest in Securities of the Issuer.

      Items 5(a), (b) and (c) of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) Each of the parties to this amendment, Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr., claims no beneficial ownership of shares of common stock owned by any other person or entity. As a result of the termination of the Merger Agreement, the Voting Agreements entered into by the parties listed in the Introduction have been terminated and the parties to the Voting Agreements are no longer obligated to vote their respective shares of Common Stock in favor of the Merger Agreement. Any prior beneficial ownership based on the Voting Agreements is hereby disclaimed. Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn, and Ralph G. Gronefeld, Jr. each disclaim membership in any group with respect to the Common Stock.

     (b) Ronald G. Geary has sole power to dispose or direct the disposition of 1,384,244 shares of Common Stock. This includes 591,046 shares which are subject to options that are presently exercisable and 2,510 shares held for the benefit of Mr. Geary by the Retirement Savings Plan. Mr. Geary disclaims beneficial ownership of 2,800 shares owned by his wife, for which he has no voting or investment power. On May 23, 2000, in consideration for $1.00 Mr. Geary terminated options previously granted to him for 112,500 shares all of which were currently exercisable.

          Jeffrey M. Cross has sole power to dispose or
direct the disposition of 144,504 shares of Common Stock.   This
includes 144,504 subject to options that are presently exercisable.

          E. Halsey Sandford has sole power to dispose or direct the disposition of 143,714 shares of Common Stock. These include 2,025 shares which are subject to options that are presently exercisable. This amount does not include 129,622 shares held in trust for the benefit of Mr. Sandford's wife and their children of which Mrs. Sandford is trustee. Mr. Sandford has no voting or investment power with respect to these shares.

           Paul G. Dunn has sole or shared power to dispose or direct the disposition of 121,280 shares of Common Stock. These include 1,300 shares owned jointly with his wife and 119,980 shares which are subject to options that are presently exercisable.

           Ralph G. Gronefeld, Jr. has sole power to dispose or direct the disposition of 15,617 shares of Common Stock. These include 15,150 shares which are subject to options that are presently exercisable, 467 shares held for the benefit of Mr. Gronefeld by the Retirement Savings Plan over which Mr. Gronefeld has investment, but no voting power. In addition, Mr. Gronefeld disclaims beneficial ownership of 700 shares held in Mrs. Gronefeld's IRA over which Mr. Gronefeld holds neither voting nor investment power. In May, 2000, Mr. Gronefeld terminated options for 9,001 exercisable options in consideration of payment of $900 by Res-Care. In July, 2000, Mr. Gronefeld terminated options for 75,000 exercisable options in consideration of payment of $1.00 by ResCare.

      (c) On February 28, 2000, Jeffrey M. Cross exercised options to purchase 9,000 shares of Common Stock at an exercise price of $71,000 or $7.8889 per share. The options were granted under the Issuer's employee stock option plan. On the same date, Mr. Cross sold the 9,000 shares for $88,875 or $9.875 per share in an open market transaction. The parties hereto have not effected any other transactions in this Issuer's Common Stock during the past 60 days, except as set forth herein. On August 22, 2000, Mr. Cross sold 22,650 shares in open market transactions. He sold 7,000 shares for $5.1875 per share, 5,650 shares for $5.125 per share, and 10,000 shares for $5.25 per share.

Item    6.      Contracts,   Arrangements,   Understandings    or
Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

      As a result of the Termination of the Merger Agreement, the Voting Agreements entered into by RWD Holdings, Inc. and Ronald
G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn, Ralph G. Gronefeld, Jr., James R. Fornear, Margaret H. Fornear, and Vincent D. Pettinelli have been terminated and the parties to the Voting Agreements are no longer obligated to vote their respective  shares  of  Common  Stock  in  favor  of  the  Merger
Agreement. Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr. each continue to control their respective shares of Common Stock listed in Item 5 of this Statement.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Termination Agreement, dated as of June 29, 2000, among the Issuer, RWD Holdings and Redwood Acquisition, Inc., incorporated herein by reference to Exhibit 2 to Res-Care, Inc.'s Current Report on Form 8-K dated June 29, 2000.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.

Dated:    August 31, 2000


                                   /s/ Ronald G. Geary
                                   ______________________________
                                   Ronald G. Geary


                                   /s/ Jeffrey M. Cross
                                   ______________________________
                                   Jeffrey M. Cross


                                   /s/ E. Halsey Sandford
                                   ______________________________
                                   E. Halsey Sandford


                                   /s/ Paul G. Dunn
                                   ______________________________
                                   Paul G. Dunn


                                   /s/ Ralph G. Gronefeld, Jr.
                                   ______________________________
                                   Ralph G. Gronefeld, Jr.